Pyramid Oil Company
2008 – 21st Street
P.O. Box 832
Bakersfield, California 93302
July 12, 2010
Via Federal Express and Edgar
Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Pyramid Oil Company Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 30, 2010 Form 10-Q for the Fiscal Quarter Ended March 31, 2010 Filed May 14, 2010 File No. 001-32989
Dear Mr. Hiller:
     This letter is provided to you by Pyramid Oil Company, a California corporation (the “Company”), in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that are set forth in the Staff’s letter dated June 22, 2010 to the Company. In the June 22 letter, the Staff provided comments on certain portions of the above-referenced Form 10-K report and Form 10-Q report.
     This letter sets forth the Company’s responses to your June 22 letter. We have reproduced below the text of the Staff’s comments, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered paragraphs in your letter.
     The Company has e-mailed to Mr. Craig Arakawa of your office a draft of its amended Form 10-K report and a draft of its amended Form 10-Q report. Each report contains changes made by the Company in response to the Staff’s comments. We have marked each draft report to show the changes to the filed version of the report.

Mr. Karl Hiller
July 12, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009
General
Staff Comment
1.	Please correct your commission file number on the cover of your periodic and current filings to 001-32989, which was assigned August 15, 2006 in connection with your registration on Form 8-A.
Company Response
The Company has made this change to the draft Form 10-K and Form 10-Q reports, and will include the above-referenced number in future filings with the Commission.
Properties, page 14
Staff Comment
2.	Please revise the information about your reserves as necessary to coincide with your fiscal year end of December 31, rather than January 1, and tell us whether you believe the differences in reserve values as of these dates are material.
Company Response
The Company’s reserves at December 31, 2009 are identical in all major aspects with the Company’s reserves at January 1, 2010. The reserve estimates that were prepared by the independent reserve engineers are considered to be effective as of the beginning of the day on January 1, 2010 which is identical to the reserves at the end of the day on December 31, 2009.
Staff Comment
3.	Please provide the disclosures required by Item 1203 of Regulation S-K related to your proved undeveloped reserves.
Company Response
The amended Form 10-K report contains the disclosures required by Item 1203 of Regulation S-K.
Staff Comment
4.	We note your disclosures state that you use year-end oil and gas prices to determine the value of your estimated future net revenues from oil and gas producing activities in both your calculation of the standardized measure and in your annual impairment tests. Please

Mr. Karl Hiller
July 12, 2010

note that the definition of proved oil and gas reserves found at Rule 4-10(a)(22)(v) and FASB Section 932-10-20 requires the prices used in these calculations to be based on a 12 month average of the first-of-the-month commodity prices. We suggest that you read the guidance and quantify the difference between the year-end prices you have utilized and the required 12 month average. Additionally, please describe the impact this may have on the amount of impairment recorded in your financial statements.
Company Response
Please note that the language used on page 15 is incorrect. The language was not updated from last year’s Form 10-K to reflect the change in the methodology of calculating the prices to be used for the year-end reserve report. The Company used the 12 month average of the first-of-the-month commodity prices to determine the value of its estimated future net revenues from oil and gas producing activities in both the calculation of its standardized measure and its annual impairment tests. We have made the appropriate changes in the language in the amended Form 10-K.
Staff Comment
5.	Please present the number of your gross and net wells separately for both oil and gas to comply with Item 1208(a) of Regulation S-K.
Company Response
The amended Form 10-K report contains the disclosures required by Item 1208(a) of Regulation S-K.
Staff Comment
6.	We note that you disclose drilling activity in the last paragraph on page 17. Please expand your disclosures to describe whether the wells drilled were found to be productive or dry to comply with Item 1205 of Regulation S-K.
Company Response
The amended Form 10-K report contains the disclosures required by Item 1205 of Regulation S-K.
Staff Comment
7.	Please include a report from your third party engineering firm that complies with Item 1202(a)(8)of Regulation S-K as an exhibit to your annual report.

Mr. Karl Hiller
July 12, 2010

Company Response
The Company requested its third-party engineering firm to revise its report to comply with Item 1202(a)(8) of Regulation S-K. We have e-mailed to Mr. Arakawa a copy of the draft report. The Company will file the amended report as an exhibit to the amended Form 10-K report.
Financial Statements
Statement of Stockholders’ Equity, page 39
Staff Comment
8.	We understand that you performed a 5 for 4 stock split on July 3, 2008 and see your disclosures on page 57 indicating you retroactively restated share amounts to reflect the split. However, your statement of stockholders equity reflects the split as an issuance of new shares rather than restating prior period share amounts as would ordinarily be anticipated. Please revise your presentation accordingly.
Company Response
The Company has revised the amended Form 10-K report in the manner requested by the Staff. Please note that the earnings per share amounts and average shares outstanding amounts presented on the statements of operations were presented correctly in the original filing. Accordingly, there have been no revisions to the statements of operations in connection with the revision of the statement of stockholders’ equity.
Note 1 – Significant Accounting Policies, page 42
Staff Comment
9.	We note your disclosures on page 5 indicate that you participate in joint ventures in the development of oil and gas properties. Please identify the properties for which you have a joint venture interest, quantify your ownership percentages in each venture and describe the accounting policies for these investments.
Company Response
The Company has revised Note 1 to include the information requested by the Staff.
Note 7 – Commitments and Contingencies, page 55
Staff Comment
10.	We note your disclosure indicating that although you believe resolution of various litigation matters will not have a material adverse effect on your financial position, this

Mr. Karl Hiller
July 12, 2010

could be material to your results of operations. Accordingly, please expand your disclosures to describe the nature of these matters and an estimate of the possible loss or range of loss related to these matters to comply with FASB ASC 450-20-50-3 and 4.
Company Response
The Company did not have any pending litigation at December 31, 2009. The Company has revised Note 7 to include this information.
Supplemental Information – Oil and Gas Producing Activities, page 62
Staff Comment
11.	We note that your table of changes in proved reserves reveals significant movements attributed to revisions of previous estimates. Your narrative explains that the revisions resulted from analysis of new information, additional production experience or from a change in economic factors, but does not provide specific information about the changes that you report. Please add disclosure to describe specific types of new information received, the analyses you performed and the specific economic factors that changed and led to these revisions.
Company Response
The Company has revised the narrative to the table to include the information requested by the Staff.
Staff Comment
12.	We note your disclosures in the last paragraph at page 5 indicate that you shut-in ten of your oil and gas properties during 2009. Please disclose how the suspension of these operations impacted your proved reserves and how the shut-in activity affected the amounts of impairment losses recorded in 2009.
Company Response
The Company has added the information requested by the Staff.
Exhibits
Staff Comment
13.	Please provide the signed certifications of your principal financial officer for both your annual Form 10-K and most recently filed Form 10-Q to comply with Item 601(b)(31)(i) and Item 601(b)(32) of Regulation S-K.

Mr. Karl Hiller
July 12, 2010

Company Response
Both the filed Form 10-K report and the filed Form 10-Q report include certifications signed by the Company’s Chief Financial Officer. Although the exhibit index to each report lists the certifications as separate exhibits from the Chief Executive Officer’s certifications, the Company inadvertently failed to format the certifications as separate exhibits.
The draft Form 10-K report and Form 10-Q report include updated and signed certifications in the format of separate exhibits 31.1, 31.2, 32.1, and 32.2.
* * *
          As requested in your letter dated June 22, 2010, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings referenced above;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to these filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please address any comments or questions regarding this letter to the undersigned via facsimile at (661) 325-0100 or via telephone at (661) 325-1000.
Sincerely,
/s/ Lee Christianson
Lee Christianson
Chief Financial Officer